Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934*


For the month of May, 2003                      Commission File Number: 333-8960

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                              (Name of registrant)


                               16640 - 111 Avenue
                                Edmonton, Alberta
                                 Canada T5M 2S5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F  X                         Form 40-F
                    ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                  No  X
              ---                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*The registrant is furnishing this report on a voluntary basis.


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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MILLAR WESTERN FOREST PRODUCTS LTD.


Date: May 1, 2003                           By: /s/ J.R. CONCINI
                                               --------------------------------
                                               Name:  J. R. Concini
                                               Title: Chief Financial Officer



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                                  EXHIBIT INDEX



Exhibit No.                    Description of Exhibit

99.1 Interim Financial Statements for the Three Months Ended March 31, 2003

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

99.3 Management Commentary